組織規程　別表

組　織　機　構　図
(Organization Chart)

H29.10.23～



株 主 総 会
(General Meeting of Shareholders)
監 査 役 会
(Board of Corporate Auditors)
取 締 役 会
(Board of Directors)
監督委員会
(Supervisory Committee)
人事協議会
(Personnel Council)
社　　長
(President)
常　務　会
(Managing Directors Meeting)
役員部長懇談会
(Directors and General Managers Meeting)
内部監査室
(Internal Audit Division)
ﾁｰﾌ･ｺﾝﾌﾟﾗｲｱﾝｽ･ｵﾌｨｻｰ
(Chief Compliance Officer)
ｺﾝﾌﾟﾗｲｱﾝｽ統括室
(Compliance Management Division)
格付評議会
(Credit Rating Council)
格付基準委員会
(Rating Criteria Committee)
格付委員会
(Rating Committee)
格付企画部
(Rating Planning Dept.)
格付プロセス統括部
(Rating Administration Dept.)
ハイブリッド商品室
(Hybrid Finance Division)
金融格付部
(Financial Institution Rating Dept.)
パブリックセクター格付室
(Public Sector Rating Division)
事業格付第一部
(Corporate Rating Dept. I)
医療・学校法人格付室
(Medical & Educational Institution Rating Division)
事業格付第二部
(Corporate Rating Dept. II)
中堅・中小企業格付室
(SME Rating Division)
ｽﾄﾗｸﾁｬｰﾄﾞ･ﾌｧｲﾅﾝｽ部
(Structured Finance Dept.)
ﾌﾟﾛｼﾞｪｸﾄ&ｱｾｯﾄ･ﾌｧｲﾅﾝｽ部
(Project & Asset Finance Dept.)
国際格付部
(International Dept.)
グリーンボンド／環境・社会・ガバナンス（ＥＳＧ）評価部
(Green Bond / ESG Evaluation Dept.)
情報サービス部
(Information Services Dept.)
翻訳室
(Translation Division)
ＲＭ事業部
(Relationship Management Dept.)
経営管理企画部
(Corporate Management & Planning Dept.)
数理･ｼｽﾃﾑ室
(Financial Technology Division)
調査室
(Research Division)